UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*


                            MICRO THERAPEUTICS, INC.

                                (Name of Issuer)


                                  Common Stock

                         (Title of Class of Securities)

                                    59500W100

                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No.  59500W100                           Page 2 of 10 Pages
--------------------------------------------------------------------------------

=========== ====================================================================
1
            NAME OF REPORTING PERSONS/
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            The CIT Group/Venture Capital, Inc.
=========== ====================================================================
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                                  (a) |_|

                                                                  (b) |X|
=========== ====================================================================
3
            SEC USE ONLY



=========== ====================================================================
4
            CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------------- -------- =================================
                                      5
             NUMBER OF                         SOLE VOTING POWER

               SHARES                                 351,392
                                      -------- =================================
                                      6
             REPORTING                         SHARED VOTING POWER

            BENEFICIALLY                                    0
                                      -------- =================================
                                      7
              OWNED BY                         SOLE DISPOSITIVE POWER

                EACH                                  351,392
                                      -------- =================================
                                      8
               PERSON                          SHARED DISPOSITIVE POWER

                WITH                                        0
=========== ====================================================================
9
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 351,392
=========== ====================================================================
10
            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_| (See Instructions)

=========== ====================================================================
11
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.4%
=========== ====================================================================
12
            TYPE OF REPORTING PERSON   (See Instructions)

                     CO
=========== ====================================================================

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No.  59500W100                                Page 3 of 10 Pages
--------------------------------------------------------------------------------

=========== ====================================================================
1
            NAME OF REPORTING PERSONS/
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            The CIT Group/Equity Investments, Inc.
=========== ====================================================================
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                                     (a) |_|

                                                                     (b) |X|
=========== ====================================================================
3
            SEC USE ONLY



=========== ====================================================================
4
            CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------------- -------- =================================
                                      5
             NUMBER OF                         SOLE VOTING POWER

               SHARES                                    0
                                      -------- =================================
                                      6
             REPORTING                         SHARED VOTING POWER

            BENEFICIALLY                            351,392
                                      -------- =================================
                                      7
              OWNED BY                         SOLE DISPOSITIVE POWER

                EACH                                      0
                                      -------- =================================
                                      8
               PERSON                          SHARED DISPOSITIVE POWER

                WITH                                351,392
=========== ====================================================================
9
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 351,392
=========== ====================================================================
10
            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_| (See Instructions)

=========== ====================================================================
11
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.4%
=========== ====================================================================
12
            TYPE OF REPORTING PERSON   (See Instructions)

                   CO
=========== ====================================================================

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No.  59500W100                       Page 4 of 10 Pages
--------------------------------------------------------------------------------

=========== ====================================================================
1
            NAME OF REPORTING PERSONS/
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            The CIT Group, Inc.
=========== ====================================================================
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                                      (a) |_|

                                                                      (b) |X|
=========== ====================================================================
3
            SEC USE ONLY



=========== ====================================================================
4
            CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

------------------------------------- -------- =================================
                                      5
             NUMBER OF                         SOLE VOTING POWER

               SHARES                                    0
                                      -------- =================================
                                      6
             REPORTING                         SHARED VOTING POWER

            BENEFICIALLY                           351,392
                                      -------- =================================
                                      7
              OWNED BY                         SOLE DISPOSITIVE POWER

                EACH                                     0
                                      -------- =================================
                                      8
               PERSON                          SHARED DISPOSITIVE POWER

                WITH                               351,392
=========== ====================================================================
9
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                351,392
=========== ====================================================================
10
            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_| (See Instructions)

=========== ====================================================================
11
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.4%
=========== ====================================================================
12
            TYPE OF REPORTING PERSON   (See Instructions)

                     CO
=========== ====================================================================

                                  SCHEDULE 13G

--------------------------------------------------------------------------------
CUSIP No.  59500W100                       Page 5 of 10 Pages
--------------------------------------------------------------------------------

=========== ====================================================================
1
            NAME OF REPORTING PERSONS/
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            The Dai-Ichi Kangyo Bank, Ltd.
=========== ====================================================================
2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (SEE INSTRUCTIONS)
                                                                     (a) |_|

                                                                     (b) |X|
=========== ====================================================================
3
            SEC USE ONLY



=========== ====================================================================
4
            CITIZENSHIP OR PLACE OF ORGANIZATION

            Japan

------------------------------------- -------- =================================
                                      5
             NUMBER OF                         SOLE VOTING POWER

               SHARES                                    0
                                      -------- =================================
                                      6
             REPORTING                         SHARED VOTING POWER

            BENEFICIALLY                           351,392
                                      -------- =================================
                                      7
              OWNED BY                         SOLE DISPOSITIVE POWER

                EACH                                     0
                                      -------- =================================
                                      8
               PERSON                          SHARED DISPOSITIVE POWER

                WITH                               351,392
=========== ====================================================================
9
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   351,392
=========== ====================================================================
10
            CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_| (See Instructions)

=========== ====================================================================
11
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     5.4%
=========== ====================================================================
12
            TYPE OF REPORTING PERSON   (See Instructions)

                     BK
=========== ====================================================================

Item 1.

            (a)   Name of Issuer:  Micro Therapeutics, Inc.

            (b)   Address of Issuer's Principal Executive Offices:
                           1062 Calle Negocio #F
                           San Clemente, California  92673

Item 2.

         (a)      Name of Person Filing:

                  Pursuant to Rule 13d-1(f)(1) of Regulation 13D-G as promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the undersigned hereby file this Schedule 13G on behalf of The CIT Group/Venture Capital, Inc. ("CIT Venture"), The CIT Group/Equity Investments, Inc. ("CIT Equity"), The CIT Group, Inc. ("CIT Group") and The Dai-Ichi Kangyo Bank, Ltd. ("Dai-Ichi"). CIT Venture, CIT Equity, CIT Group and Dai-Ichi are referred to herein as the "Reporting Persons".

                  As of December 31, 1997, CIT Venture owned 351,392 shares of Common Stock of Micro Therapeutics, Inc. (the "Company"). All of the outstanding shares of CIT Venture are owned by CIT Equity, the beneficial owner of which is CIT Group. Approximately 80% of the outstanding capital stock of CIT Group is owned by Dai-Ichi. As a result, CIT Equity, CIT Group and Dai-Ichi may be deemed to have shared power to vote and dispose of the shares of Common Stock of the Company directly owned by CIT Venture.

                  Pursuant to Rule 13d-4 of Regulation 13D-G as promulgated under the 1934 Act, each Reporting Person disclaims beneficial ownership of the Common Stock of the Company held by CIT Venture, except to the extent of their pecuniary interest therein, and the filing of this Schedule 13G by the Reporting Persons shall not be deemed an admission that such Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the 1934 Act, beneficial owners of such Common Stock.

         (b)      Address of Principal Business Office:

                  The principal business address for each of CIT Venture, CIT Equity and CIT Group is 650 CIT Drive, Livingston, New Jersey 07039-5795.

                  The principal business address for Dai-Ichi is: 1-5, Uchisaiwaicho 1-chome, Chiyada-ku, Tokyo 100 Japan.

         (c) Citizenship: CIT Venture, CIT Equity and CIT Group are organized in the State of Delaware. Dai-Ichi is organized under the laws of Japan.

         (d)      Title of Class of Securities:  Common Stock

         (e)      CUSIP Number: 59500W100

Item 3.
         If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      |_|      Broker or dealer registered under Section 15 of the
                           Act;
         (b)      |_|      Bank as defined in Section 3(a)(6) of the Act;
         (c)      |_|      Insurance Company as defined in Section 3(a)(19) of
                           the Act;

         (d)      |_|      Investment Company registered under Section 8 of the
                           Investment Company Act;
         (e)      |_|      Investment Advisor registered under Section 203 of
                           the Investment Advisors Act of 1940;
         (f)      |_|      Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund; see Rule
                           13d-1(b)(1)(ii)(F)
         (g)      |_|      Parent Holding Company, in accordance with Rule
                           13d-1(b)(ii)(G) (Note, See Item 7);
         (h)      |_|      Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.     Ownership.

         If the percent of the class owned, as of December 31, 1997, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         With respect to CIT Venture:

         (a)      Amount beneficially owned: 351,392 shares of Common Stock
         (b)      Percent of Class: 5.4%
         (c)      Number of shares as to such person has:
                  (i)    sole power to vote or to direct the vote of 351,392;
                  (ii)   shared  power to vote or to direct  the vote of 0;
                  (iii) sole power to dispose or to direct the disposition of 351,392;
                  (iv) shared power to dispose or to direct the disposition of 0.

         With respect to CIT Equity, CIT Group and Dai-Ichi:

         (a)      Amount beneficially owned:  351,392 shares of Common Stock
         (b)      Percent of class:  5.4%
         (c)      Number of shares as to such person has:
                  (i)    sole power to vote or to direct the vote of 0;
                  (ii)   shared power to vote or to direct the vote of 351,392;
                  (iii) sole power to dispose or to direct the disposition of 0;
                  (iv) shared power to dispose or to direct the disposition of 351,392.

Item 5.     Ownership of 5% or Less of Class.

            If this statement is being filed to report the fact that as of the date hereof the reported person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: |_|

Item 6.     Ownership of More Than 5% on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.

Exhibit A.  Joint Filing Agreement pursuant to Rule 13d-1(f)(1)(iii)

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             The CIT Group/Venture Capital, Inc.

Date:  February 12, 1998     By:  Paul J. Laud
                                  ------------

                             Its: President




                             The CIT Group/Equity Investments, Inc.

Date:  February 12, 1998     By:  Paul J. Laud
                                  ------------

                             Its: President




                             The CIT Group, Inc.

Date:  February 12, 1998     By:  Joseph M. Leone
                                  ---------------

                             Its: Chief Financial Officer




                             The Dai-Ichi Kangyo Bank, Ltd.

Date:  February 12, 1998     By:  Naoto Takano
                                  ------------

                             Its: Assistant General Manager IPCD of The Dai-Ichi Kangyo Bank, Limited

                                    EXHIBIT A

                             Joint Filing Agreement


         Pursuant to Rule 13d-1(f)(1)(iii)of Regulation 13D-G as promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a Schedule 13G with respect to the shares of Common Stock of Micro Therapeutics, Inc. and that the Schedule 13G to which this Joint Filing Agreement is attached is filed on behalf of each of them. In addition, each party to this Joint Filing Agreement expressly authorizes each other party to this Joint Filing Agreement to file on its or his behalf any and all amendments to such Schedule 13G.

                             The CIT Group/Venture Capital, Inc.


Date:  February 12, 1998     By:  Paul J. Laud
                                  ------------

                             Its: President




                             The CIT Group/Equity Investments, Inc.

Date:  February 12, 1998     By:  Paul J. Laud
                                  ------------

                             Its: President




                             The CIT Group, Inc.

Date:  February 12, 1998     By:  Joseph M. Leone
                                  ---------------

                             Its: Chief Financial Officer




                             The Dai-Ichi Kangyo Bank, Ltd.

Date:  February 12, 1998     By:  Naoto Takano
                                  ------------

                             Its: Assistant General Manager IPCD of The Dai-Ichi Kangyo Bank, Limited